UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

WANDA SPORTS GROUP COMPANY LIMITED
(Name of Issuer)

Class A Ordinary Shares, no par value
(Title of Class of Securities)

93368R 101**
(CUSIP Number)

Wanda Sports & Media (Hong Kong) Co. Limited
Room 1903, 19/F, Lee Garden One,
33 Hysan Avenue,
Causeway Bay, Hong Kong
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 13, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.***

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** There is no CUSIP number assigned to the class A ordinary shares of the Issuer (the “Class A Ordinary Shares”).  This CUSIP number applies to the Issuer’s American Depositary Shares of the Issuer (“ADSs”), with every with every two ADSs representing three Class A Ordinary Shares.

*** The reporting persons previously filed on February 11, 2020 a statement on Schedule 13G with respect to the beneficial ownership of class B ordinary shares of the Issuer (the “Class B Ordinary Shares”).

CUSIP No. 93368R 101	SCHEDULE 13D	Page 2 of 16

1	NAME OF REPORTING PERSON Infront International Holdings AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS See Item 3.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 92,216,209(1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 92,216,209(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,216,209(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.1%.(2) The voting power of the shares beneficially owned by the reporting person represents 56.7% of the total outstanding voting power(3)
14	TYPE OF REPORTING PERSON CO

(1) Represents 92,216,209 Class B Ordinary Shares held directly by the reporting person. Each Class B Ordinary Share may be converted by the holder thereof at any time into Class A Ordinary Shares, on a one-for-one basis. Upon any sale, transfer, assignment or disposition of Class B Ordinary Shares by a holder thereof to any person who is not an affiliate of Dalian Wanda Group Co., Ltd, such Class B Ordinary Shares will be automatically and immediately converted into an equal number of Class A Ordinary Shares. Holders of Class A Ordinary Shares are entitled to one vote per share, while holders of Class B Ordinary Shares are entitled to four votes per share. Holders of Class A Ordinary Shares and Class B Ordinary Shares vote together as one class on all matters subject to a shareholder vote.

(2) The percentage of the class of securities used in this Schedule 13D is calculated by dividing the number of Class B Ordinary Shares beneficially owned by the reporting person by 209,331,351, representing the total number of issued and outstanding Class A Ordinary Shares (62,363,644) and Class B Ordinary Shares (146,967,707) as a single class as of February 26, 2021.

(3) The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Class A Ordinary Shares and Class B Ordinary Shares as a single class.

CUSIP No. 93368R 101	SCHEDULE 13D	Page 3 of 16

1	NAME OF REPORTING PERSON Wanda Sports Industry (Guangzhou) Co. Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS See Item 3.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 92,216,209(1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 92,216,209(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,216,209(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.1%.(2) The voting power of the shares beneficially owned by the reporting person represents 56.7% of the total outstanding voting power(3)
14	TYPE OF REPORTING PERSON CO

(1) Represents 92,216,209 Class B Ordinary Shares held indirectly by the reporting person through Infront International Holdings AG.

(2) The percentage of the class of securities is calculated by dividing the number of Class B Ordinary Shares beneficially owned by the reporting person by 209,331,351.

(3) The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Class A Ordinary Shares and Class B Ordinary Shares as a single class.

CUSIP No. 93368R 101	SCHEDULE 13D	Page 4 of 16

1	NAME OF REPORTING PERSON Wanda Sports & Media (Hong Kong) Co. Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS See Item 3.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 92,216,209(1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 92,216,209(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,216,209(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.1%.(2) The voting power of the shares beneficially owned by the reporting person represents 56.7% of the total outstanding voting power(3)
14	TYPE OF REPORTING PERSON CO

(1) Represents 92,216,209 Class B Ordinary Shares held indirectly by the reporting person through Wanda Sports Industry (Guangzhou) Co. Limited.

(2) The percentage of the class of securities is calculated by dividing the number of Class B Ordinary Shares beneficially owned by the reporting person by 209,331,351.

(3) The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Class A Ordinary Shares and Class B Ordinary Shares as a single class.

CUSIP No. 93368R 101	SCHEDULE 13D	Page 5 of 16

1	NAME OF REPORTING PERSON Wanda Sports & Media Co. Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS See Item 3.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 92,216,209(1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 92,216,209(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,216,209(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.1%.(2) The voting power of the shares beneficially owned by the reporting person represents 56.7% of the total outstanding voting power(3)
14	TYPE OF REPORTING PERSON CO

(1) Represents 92,216,209 Class B Ordinary Shares held indirectly by the reporting person through Wanda Sports & Media (Hong Kong) Co. Limited.

(2) The percentage of the class of securities is calculated by dividing the number of Class B Ordinary Shares beneficially owned by the reporting person by 209,331,351.

(3) The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Class A Ordinary Shares and Class B Ordinary Shares as a single class.

CUSIP No. 93368R 101	SCHEDULE 13D	Page 6 of 16

1	NAME OF REPORTING PERSON Wanda Sports & Media (Hong Kong) Holding Co. Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS See Item 3.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 186,229,436(1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 186,229,436(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 186,229,436(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 89.0%.(2) The voting power of the shares beneficially owned by the reporting person represents 96.4% of the total outstanding voting power(3)
14	TYPE OF REPORTING PERSON CO

(1) Represents 92,216,209 Class B Ordinary Shares held indirectly by the reporting person through Wanda Sports & Media Co. Limited, and 54,751,498 Class B Ordinary Shares and 39,261,729 Class A Ordinary Shares held directly by the reporting person.

(2) The percentage of the class of securities is calculated by dividing the number of Ordinary Shares beneficially owned by the reporting person by 209,331,351.

(3) The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Class A Ordinary Shares and Class B Ordinary Shares as a single class.

CUSIP No. 93368R 101	SCHEDULE 13D	Page 7 of 16

1	NAME OF REPORTING PERSON Wanda Culture Holding Co. Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS See Item 3.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 186,229,436(1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 186,229,436(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 186,229,436(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 89.0%.(2) The voting power of the shares beneficially owned by the reporting person represents 96.4% of the total outstanding voting power(3)
14	TYPE OF REPORTING PERSON CO

(1) Represents 146,967,707 Class B Ordinary Shares and 39,261,729 Class A Ordinary Shares held indirectly by the reporting person through Wanda Sports & Media (Hong Kong) Holding Co. Limited.

(2) The percentage of the class of securities is calculated by dividing the number of Ordinary Shares beneficially owned by the reporting person by 209,331,351.

(3) The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Class A Ordinary Shares and Class B Ordinary Shares as a single class.

CUSIP No. 93368R 101	SCHEDULE 13D	Page 8 of 16

1	NAME OF REPORTING PERSON Beijing Wanda Culture Industry Group Co. Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS See Item 3.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 186,229,436(1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 186,229,436(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 186,229,436(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 89.0%.(2) The voting power of the shares beneficially owned by the reporting person represents 96.4% of the total outstanding voting power(3)
14	TYPE OF REPORTING PERSON CO

(1) Represents 146,967,707 Class B Ordinary Shares and 39,261,729 Class A Ordinary Shares held indirectly by the reporting person through Wanda Culture Holding Co. Limited.

(2) The percentage of the class of securities is calculated by dividing the number of Ordinary Shares beneficially owned by the reporting person by 209,331,351.

(3) The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Class A Ordinary Shares and Class B Ordinary Shares as a single class.

CUSIP No. 93368R 101	SCHEDULE 13D	Page 9 of 16

1	NAME OF REPORTING PERSON Dalian Wanda Group Co., Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS See Item 3.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 186,229,436(1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 186,229,436(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 186,229,436(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 89.0%.(2) The voting power of the shares beneficially owned by the reporting person represents 96.4% of the total outstanding voting power(3)
14	TYPE OF REPORTING PERSON CO

(1) Represents 146,967,707 Class B Ordinary Shares and 39,261,729 Class A Ordinary Shares held indirectly by the reporting person through Beijing Wanda Culture Industry Group Co. Ltd.

(2) The percentage of the class of securities is calculated by dividing the number of Ordinary Shares beneficially owned by the reporting person by 209,331,351.

(3) The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Class A Ordinary Shares and Class B Ordinary Shares as a single class.

CUSIP No. 93368R 101	SCHEDULE 13D	Page 10 of 16

1	NAME OF REPORTING PERSON Dalian Hexing Investment Co. Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS See Item 3.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 186,229,436(1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 186,229,436(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 186,229,436(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 89.0%.(2) The voting power of the shares beneficially owned by the reporting person represents 96.4% of the total outstanding voting power(3)
14	TYPE OF REPORTING PERSON CO

(1) Represents 146,967,707 Class B Ordinary Shares and 39,261,729 Class A Ordinary Shares held indirectly by the reporting person through Dalian Wanda Group Co., Ltd.

(2) The percentage of the class of securities is calculated by dividing the number of Ordinary Shares beneficially owned by the reporting person by 209,331,351.

(3) The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Class A Ordinary Shares and Class B Ordinary Shares as a single class.

CUSIP No. 93368R 101	SCHEDULE 13D	Page 11 of 16

1	NAME OF REPORTING PERSON Mr. Jianlin Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS See Item 3.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 186,229,436(1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 186,229,436(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 186,229,436(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 89.0%.(2) The voting power of the shares beneficially owned by the reporting person represents 96.4% of the total outstanding voting power(3)
14	TYPE OF REPORTING PERSON IN

(1) Represents 146,967,707 Class B Ordinary Shares and 39,261,729 Class A Ordinary Shares held indirectly by the reporting person through Dalian Hexing Investment Co. Ltd. Mr. Jianlin Wang holds 98% of the shares of Dalian Hexing Investment Co. Ltd.

(2) The percentage of the class of securities is calculated by dividing the number of Ordinary Shares beneficially owned by the reporting person by 209,331,351.

(3) The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Class A Ordinary Shares and Class B Ordinary Shares as a single class.

CUSIP No. 93368R 101	SCHEDULE 13D	Page 12 of 16

Explanatory Note

This Amendment No.3 (this “Amendment”) further amends and supplements the Statement on Schedule 13D, initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 23, 2021 (together with any amendments thereto filed with the SEC, this “Schedule 13D”).

Pursuant to Rule 13d-5(b) of the Securities Exchange Act of 1934, as amended (the “Act”), the Reporting Persons may be deemed to beneficially own a total of 186,229,436 ordinary shares of Wanda Sports Group Company Limited, a company incorporated under the laws of Hong Kong (the “Issuer”) (the “Ordinary Shares”), as a “group” (within the meaning of Rule 13d-5(b) under the Act), which constitute 89.0% of the outstanding Ordinary Shares. Of these Ordinary Shares, 146,967,707 shares are class B ordinary shares of the Issuer, no par value (the “Class B Ordinary Shares”), and 39,261,729 shares are class A ordinary shares of the Issuer, no par value (the “Class A Ordinary Shares” and together with the Class B Ordinary Shares, the “Ordinary Shares”).

This Amendment is being filed because the number of Class A Ordinary Shares beneficially owned by the Reporting Persons has increased by an amount in excess of one percent of the total number of Class A Ordinary Shares outstanding. Except as otherwise set forth in this Amendment, the information set forth in the Schedule 13D remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Schedule 13D.

The items of the Schedule 13D set forth below are hereby amended and supplemented as follows:

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

“The information set forth in Item 4 is incorporated by reference in its entirety into this Item 3.

The funds used for purchase by Purchaser of 903,690 Class A Ordinary Shares from the Depositary on April 9, 2021 were sourced from cash on hand.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs thereto:

“Following the expiration of the subsequent offering period on February 26, 2021, on April 9, 2021, Purchaser acquired from the Depositary 903,690 Class A Ordinary Shares at a purchase price of $1.70 in cash per Class A Ordinary Share pursuant to a share sale and purchase agreement dated March 31, 2021 (the “SPA”). The sale and purchase constituted a Depositary Sale and reduced the number of holders of Class A Ordinary Shares of record to below 300.

As a result of the Depositary Sale, on April 9, 2021, the Company filed a Form 15 with the SEC, as a result of which the Company has suspended its reporting obligations under Section 15(d) of the Exchange Act and ceased to make filings with the SEC of its periodic reports as of April 9, 2021.”

CUSIP No. 93368R 101	SCHEDULE 13D	Page 13 of 16

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and replaced as follows:

“(a) - (b) The following table sets forth the beneficial ownership of Class A Ordinary Shares and Class B Ordinary Shares for each of the Reporting Persons.

Reporting Person	Amount beneficially owned(*)	Percentage(1)	Percentage of voting power (2)	Shared power to vote or direct the vote	Sole power to vote or direct the vote	Shared power to dispose or direct the disposition	Sole power to dispose or direct the disposition
Infront International Holdings AG	92,216,209 (3)	44.1%	56.7%	92,216,209	—	92,216,209	—
Wanda Sports Industry (Guangzhou) Co. Limited	92,216,209 (4)	44.1%	56.7%	92,216,209	—	92,216,209	—
Wanda Sports & Media (Hong Kong) Co. Limited	92,216,209 (5)	44.1%	56.7%	92,216,209	—	92,216,209	—
Wanda Sports & Media Co. Limited	92,216,209 (6)	44.1%	56.7%	92,216,209	—	92,216,209	—
Wanda Sports & Media (Hong Kong) Holding Co. Limited	186,229,436 (7)	89.0%	96.4%	186,229,436	—	186,229,436	—
Wanda Culture Holding Co. Limited	186,229,436 (8)	89.0%	96.4%	186,229,436	—	186,229,436	—
Beijing Wanda Culture Industry Group Co. Ltd	186,229,436 (9)	89.0%	96.4%	186,229,436	—	186,229,436	—
Dalian Wanda Group Co., Ltd	186,229,436 (10)	89.0%	96.4%	186,229,436	—	186,229,436	—
Dalian Hexing Investment Co. Ltd	186,229,436 (11)	89.0%	96.4%	186,229,436	—	186,229,436	—
Mr. Jianlin Wang	186,229,436 (12)	89.0%	96.4%	186,229,436	—	186,229,436	—

_______________

(*) Lists the number of Ordinary Shares held, directly and/or indirectly, by each Reporting Person. Class B Ordinary Shares may be converted into Class A Ordinary Shares at any time, on a one-for-one basis. Upon any sale, transfer, assignment or disposition of Class B Ordinary Shares by a holder thereof to any person who is not an affiliate of Dalian Wanda Group Co., Ltd, such Class B Ordinary Shares will be automatically and immediately converted into an equal number of Class A Ordinary Shares.

(1) The percentage of the class of securities is calculated by dividing the number of Ordinary Shares beneficially owned by the Reporting Person by 209,331,351, representing the total number of issued and outstanding Class A Ordinary Shares (62,363,644) and Class B Ordinary Shares (146,967,707) as a single class as of February 26, 2021.

(2) The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Class A Ordinary Shares and Class B Ordinary Shares as a single class.

(3) Represents 92,216,209 Class B Ordinary Shares directly held by Infront International Holdings AG. Infront International Holdings AG is wholly-owned by Wanda Sports Industry (Guangzhou) Co. Limited.

(4) Represents 92,216,209 Class B Ordinary Shares indirectly held by Wanda Sports Industry (Guangzhou) Co. Limited through Infront International Holdings AG. Wanda Sports Industry (Guangzhou) Co. Limited is wholly-owned by Wanda Sports & Media (Hong Kong) Co. Limited.

CUSIP No. 93368R 101	SCHEDULE 13D	Page 14 of 16

(5) Represents 92,216,209 Class B Ordinary Shares indirectly held by Wanda Sports & Media (Hong Kong) Co. Limited through Wanda Sports Industry (Guangzhou) Co. Limited. Wanda Sports & Media (Hong Kong) Co. Limited is wholly-owned by Wanda Sports & Media Co. Limited.

(6) Represents 92,216,209 Class B Ordinary Shares indirectly held by Wanda Sports & Media Co. Limited through Wanda Sports & Media (Hong Kong) Co. Limited. Wanda Sports & Media Co. Limited is wholly-owned by Wanda Sports & Media (Hong Kong) Holding Co. Limited.

(7) Represents 92,216,209 Class B Ordinary Shares held indirectly by Wanda Sports & Media (Hong Kong) Holding Co. Limited through Wanda Sports & Media Co. Limited and 54,751,498 Class B Ordinary Shares and 39,261,729 Class A Ordinary Shares held directly in the Issuer by Wanda Sports & Media (Hong Kong) Holding Co. Limited. Wanda Sports & Media (Hong Kong) Holding Co. Limited is wholly-owned by Wanda Culture Holding Co. Limited.

(8) Represents 146,967,707 Class B Ordinary Shares and 39,261,729 Class A Ordinary Shares held indirectly by Wanda Culture Holding Co. Limited through Wanda Sports & Media (Hong Kong) Holding Co. Limited. Wanda Culture Holding Co. Limited is wholly-owned by Beijing Wanda Culture Industry Group Co. Ltd.

(9) Represents 146,967,707 Class B Ordinary Shares and 39,261,729 Class A Ordinary Shares held indirectly by Beijing Wanda Culture Industry Group Co. Ltd.through Wanda Culture Holding Co. Limited. Beijing Wanda Culture Industry Group Co. Ltd is wholly-owned by Dalian Wanda Group Co., Ltd.

(10) Represents 146,967,707 Class B Ordinary Shares and 39,261,729 Class A Ordinary Shares held indirectly by Dalian Wanda Group Co., Ltd through Beijing Wanda Culture Industry Group Co. Ltd. Dalian Wanda Group Co., Ltd is controlled by Dalian Hexing Investment Co. Ltd (which entity holds 99.76% of the shares of Dalian Wanda Group Co., Ltd).

(11) Represents 146,967,707 Class B Ordinary Shares and 39,261,729 Class A Ordinary Shares held indirectly by Dalian Hexing Investment Co. Ltd through Dalian Wanda Group Co., Ltd. Dalian Hexing Investment Co. Ltd is controlled by Mr. Jianlin Wang (who holds 98% of the shares of Dalian Hexing Investment Co. Ltd).

(12) Represents 146,967,707 Class B Ordinary Shares and 39,261,729 Class A Ordinary Shares held indirectly by Mr. Jianlin Wang through Dalian Hexing Investment Co. Ltd. Mr. Jianlin Wang holds 98% of the shares of Dalian Hexing Investment Co. Ltd.

(c) To the best knowledge of each of the Reporting Persons, except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transactions relating to the Class A Ordinary Shares during the past 60 days.

(d) Not applicable.

(e) Not applicable.”

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Item 4 is incorporated herein by reference in its entirety. On March 31, 2021, the Purchaser and the Depositary entered into the SPA for the acquisition by the Purchaser of 903,690 Class A Ordinary Shares from the Depositary. The share purchase closed as of April 9, 2021. A copy of the SPA is attached hereto as Exhibit 99.6.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibits:

Exhibit	Description
99.1	Joint Filing Agreement.
99.2*	Amendment No. 1 to Offer to Purchase, dated January 11, 2021 (incorporated by reference to Exhibit (a)(1)(i) to the Amendment No. 1 to Schedule TO-T filed with the SEC on January 11, 2021).
99.3*	Form of Share Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO-T filed with the SEC on December 23, 2020).
99.4*	Form of ADS Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO-T filed with the SEC on December 23, 2020).
99.5*	Standstill Agreement, dated December 22, 2020, by and among Purchaser and certain holders of American Depositary Shares (incorporated by reference to Exhibit (d) to the Schedule TO-T filed with the SEC on December 23, 2020).
99.6	Share sale and purchase agreement dated March 31, 2021 between Wanda Sports & Media (Hong Kong) Holding Co. Limited, as buyer, and Deutsche Bank Trust Company Americas, as seller.

* Previously filed.

CUSIP No. 93368R 101	SCHEDULE 13D	Page 15 of 16

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 13, 2021
INFRONT INTERNATIONAL HOLDINGS AG

By: /s/ Zeng Maojun
Name: Zeng Maojun
Title: Director

WANDA SPORTS INDUSTRY (GUANGZHOU) CO. LIMITED

By: /s/ Zeng Maojun
Name: Zeng Maojun
Title: Legal Representative

WANDA SPORTS & MEDIA (HONG KONG) CO. LIMITED

By: /s/ Zeng Maojun
Name: Zeng Maojun
Title: Director

WANDA SPORTS & MEDIA CO. LIMITED

By: /s/ Zeng Maojun
Name: Zeng Maojun
Title: Director

WANDA SPORTS & MEDIA (HONG KONG) HOLDING CO. LIMITED

By: /s/ Zhang Lin
Name: Zhang Lin
Title: Director

WANDA CULTURE HOLDING CO. LIMITED

By: /s/ Zeng Maojun
Name: Zeng Maojun
Title: Director

[Signature Page to Amendment No.3 to Schedule 13D]

CUSIP No. 93368R 101	SCHEDULE 13D	Page 16 of 16

BEIJING WANDA CULTURE INDUSTRY GROUP CO. LTD

By: /s/ Qi Jie
Name: Qi Jie
Title: Legal Representative

DALIAN WANDA GROUP CO., LTD

By: /s/ Jianlin Wang
Name: Jianlin Wang
Title: Legal Representative

DALIAN HEXING INVESTMENT CO LTD

By: /s/ Jianlin Wang
Name: Jianlin Wang
Title: Legal Representative

JIANLIN WANG

By: /s/ Jianlin Wang

[Signature Page to Amendment No.3 to Schedule 13D]